File No. 1-1401









                                   FORM U-3A-2





                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.





                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935









                               PECO Energy Company
                                (Name of Company)

                      For the Year Ended December 31, 1995

                               PECO Energy Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF.

     PECO Energy Company (PECO Energy), Claimant, is a corporation organized under the laws of the Commonwealth of Pennsylvania.

     Claimant supplies electric service in Philadelphia and in southeastern Pennsylvania adjacent to Philadelphia, including Delaware and Chester Counties, substantial parts of Bucks and Montgomery Counties and a small part of York County, comprising an area of 2,107 square miles having a population of about 3,700,000. Electric energy is interchanged with other electric utilities operating in adjacent territories.

     Claimant supplies natural gas service in substantial portions of Delaware, Chester, Montgomery and Bucks Counties, and in a small part of Lancaster County in southeastern Pennsylvania near Philadelphia, comprising an area of 1,475 square miles having a population of about 1,900,000.

     Of the total electric and gas business done by Claimant and its subsidiaries in 1995, the predominant portion was done directly by Claimant as indicated in the following:

                     Claimant after
                     eliminating           Claimant and
                     inter-Company         subsidiaries
                     transactions          consolidated
Operating Revenue
   Electric & Gas      $4,186,156,280      $4,228,003,002
Electric Sales -
   MKWH (Gross)            48,531,191          50,180,303
Electric Customers -
   December 31              1,467,385           1,467,409
Gas Sales -
   MCF (Natural Gas)       53,969,709 (1)      53,969,709 (1)
Gas Customers -
   December 31                385,322             385,322

(1)  Claimant also transported 48,531,016 MCF of gas for its gas customers.





Following is a list of the subsidiary companies of Claimant, and of their States of organization, together with a description of the location and nature of their business:

PECO Energy Power Company - Incorporated in Pennsylvania
         This company, a wholly owned subsidiary of Claimant and a registered holding company, together with its wholly owned subsidiary, The
         Susquehanna Power Company, owns the Conowingo Hydroelectric Project
         (Conowingo Project), which was constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. Subsequently, the Company was issued annual licenses pending Federal Energy Regulatory Commission
         (FERC) action on the application for a new license. The new license was issued August 14, 1980 and will expire September 1, 2014. PECO Energy
         Power Company owns that portion of the project located in Pennsylvania, and its portion of the transmission line is leased to and operated by Claimant.

Susquehanna Power Company - Incorporated in Maryland
         Owns that portion of the Conowingo Project located in Maryland. This property is leased to and operated by The Susquehanna Electric Company, a wholly owned subsidiary of Claimant.

The Proprietors of the Susquehanna Canal - Incorporated in Maryland
         Inactive.

Susquehanna Electric Company - Incorporated in Maryland
         Operates the Maryland portion of Conowingo Project. It sells most of the energy produced to Claimant.

Eastern Pennsylvania Development Company (EPDC) -
         Incorporated in Pennsylvania
         Airport Business Center, 300 Stevens Drive, Lester, PA
         The Company's sole function is to act as a holding company for Adwin
         Equipment Company, Adwin Realty Company, Adwin Investment Company and
         Energy Performance Services, Inc.

Adwin Equipment Company (AEC) - Incorporated in Pennsylvania
         Airport Business Center, 300 Stevens Drive, Lester, PA
         This company is a wholly-owned subsidiary of EPDC and is primarily engaged in electrical distribution equipment rental, and owns a 50% managing partnership interest in a co-generation plant.

Adwin Realty Company (ARC) - Incorporated in Pennsylvania
         Airport Business Center, 300 Stevens Drive, Lester PA
         This company is a wholly-owned subsidiary of EPDC and is engaged in real estate development.

Adwin Investment Company (AIC) - Incorporated in Delaware
         1105 N. Market Street, Wilmington, DE
         This company is engaged in passive investing in various financial instruments and real estate holdings.




Eastern Pennsylvania Exploration Company (EPEC) -
         Incorporated in Pennsylvania
         West Conshohocken Gas Facility, 300 Front Street, West Conshohocken, PA.
         This wholly owned subsidiary of Claimant is a partner with one or more subsidiaries of other utility companies in a joint venture originally engaged in natural gas exploration and drilling. EPEC no longer participates in new drilling and exploration programs. All gas production, as well as oil and gas liquids are sold where they are produced. The area of production is the Gulf Coast, both on shore and in state water, but excluding federal waters.

Energy Performance Services, Inc. (EPS) -
         Incorporated In Pennsylvania
         2003 Renaissance Blvd., King of Prussia, PA
         EPS is 92% owned by EPDC and is engaged in providing engineering, construction and management services to industrial, commercial and institutional customers, worldwide. EPS has four majority owned subsidiaries, Energy Performance Services (EPS/Canada),Inc., EPS CR.
         sr., a Czech Republic limited liability company, EPS Portugal and EPS
         Chile.

PECO Energy Capital LP (PECLP) -
         Incorporated in Delaware
         1013 Center Road, Wilmington, DE
         PECLP exists for the sole purpose of issuing partner interests represented by the Claimant's Series A Preferred Securities.

PECO Energy Capital Crop (PECC) -
         Incorporated in Delaware
         1013 Center Road, Wilmington, DE
         PECC is the General Partner of PECLP.

PECO Gas Supply Company (PGSC) -
         Incorporated in Pennsylvania
         300 Front Street, West Conshohocken, PA
         This wholly owned subsidiary of the Claimant is engaged in the purchase and sale of natural gas.

In June 1995, the Company completed the sale of its subsidiary Conowingo Power
Company to Delmarva Power & Light Company.





2.   A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS
     SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION,
     AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION,
     TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING
     THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING
     FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION
     FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN
     WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR
     PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF
     SUCH STATE.

CLAIMANT TOGETHER WITH ITS PUBLIC UTILITY SUBSIDIARIES

The properties of Claimant and PECO Energy Power Company are located within Pennsylvania, except that the Claimant holds a 42.59 percent ownership interest in certain generating facilities located in Salem, NJ which presently consist of 940 megawatts of nuclear and 18 megawatts of internal combustion generation as of December 31, 1995. Claimant is also joint operator of a reservoir located near Phillipsburg, NJ. The properties of Claimant's other public utility subsidiaries are located wholly within Maryland. The location of the principal electric generating plants, electric and gas transmission and distribution facilities, including all transmission or pipelines which deliver or receive electric energy or gas at state borders, with the exception of the jointly owned
Keystone and Conemaugh minemouth electric generating stations located near
Johnstown, PA, and the Salem plant.

The following information, unless otherwise indicated, is as of December 31, 1995:

The electric facilities of Claimant and its subsidiaries with a total net summer capacity of 9,078 net megawatts, include seventeen generating stations of which 2,811 megawatts are fossil-fired steam; 819 megawatts are internal combustion;
1,392 megawatts are hydro; and 4,056 megawatts are nuclear. The seventeen generating stations are interconnected through transmission lines, substations and related facilities.

The electric facilities of Claimant also include 89,977 conductor miles of transmission, distribution and street lighting lines serving 1,565,148 electric meters installed on customers' premises. Additional electric generating capacity is available to Claimant through the Pennsylvania-New Jersey-Maryland
Interconnection Association among the properties of Claimant, Pennsylvania Power
& Light Company, Public Service Electric and Gas Company, Baltimore Gas and
Electric Company, Pennsylvania Electric Company, Metropolitan Edison Company,
Jersey Central Power & Light Company, Potomac Electric Power Company, Atlantic
Electric Company and Delmarva Power Company. The maximum peak load (hourly demand) for the calendar year 1995, on the facilities of Claimant and subsidiaries was 7,244 megawatts which occurred on August 4, 1994.





The electricity generating plants of Claimant and subsidiary companies at December 31, 1995 are as follows:


                                                                                               NET SUMMER
NAME OF PLANT                   LOCATION                                  TYPE                 CAPACITY -
 CLAIMANT                                                                                      MEGAWATTS
                                                                                              >
Chester                         Chester, PA on                            Internal                  39.0
                                 Delaware River                            Combustion
Cromby                          Phoenixville on                           Steam and
                                 Schuylkill River                          Internal
                                                                           Combustion              347.7
Delaware                        Central Philadelphia                      Steam and
                                 on Delaware River                         Internal
                                                                           Combustion              312.7
Richmond                        Northeast Philadelphia                    Internal
                                 on Delaware River                         Combustion               96.0
Schuylkill                      Central Philadelphia                      Steam and
                                 on Schuylkill River                       Internal
                                                                           Combustion              198.8
Southwark                       Southeast Philadelphia                    Internal
                                 on Delaware River                         Combustion               53.0
Eddystone                       Eddystone, PA on                          Steam and
                                 Delaware River                            Internal
                                                                           Combustion            1,403.0
Peach Bottom
 Atomic Power                   Near Delta, PA on
 Station                         Susquehanna River                        Nuclear                  928.0
Keystone                        Near Johnstown, PA                         Mine-mouth
                                                                           Steam and
                                                                           Internal
                                                                           Combustion              359.3
Muddy Run                       13 miles up-stream
                                 from Conowingo Dam on                    Hydro-Pumped
                                 the Susquehanna River                    Storage                  880.0
Conemaugh                       Near Johnston, PA                         Mine-mouth and
                                                                           Internal
                                                                           Combustion              354.3
Moser Substation                Moser Rd., Pottstown,                     Internal
                                 PA                                        Combustion               48.0
Falls Substation                Falls Twp., Bucks Co.,                    Internal
                                 PA                                        Combustion               48.0
Salem Generating                Salem Co., New Jersey                     Nuclear and
 Station                                                                   Internal
                                                                           Combustion              958.0
Croydon                         Bristol Twp., PA                          Internal
                                                                           Combustion              370.0
Limerick                        Limerick Twp.,
                                 Montgomery Co., PA                       Nuclear                2,170.0
                                                                                                 -------
     Total for Claimant's Stations                                                               8,565.8
PECO ENERGY POWER COMPANY
SUSQUEHANNA POWER COMPANY
Conowingo                       Near Conowingo, MD,
                                 on Susquehanna River                     Hydro                    512.0
                                                                                                 -------
     Total for Claimant and Subsidiaries                                                         9,077.8
                                                                                                 =======

The following summary shows the relationship of the principal properties by Claimant to those owned by subsidiaries,

                                              OWNED BY           OWNED BY
ELECTRIC PROPERTIES                           CLAIMANT           SUBSIDIARIES                TOTAL
 Generating Capacity-MW                          8,566               512                     9,078
 Substation Transformer
  Capacity-KVA --------                       35,767,603             -0-                  35,767,603

 Transmission and
  Distribution Lines -
  Conductor Miles                               89,789                94                    89,977

GAS PROPERTIES

 Liquefied Natural Gas
  Storage Capacity (MCF)                       1,200,000             -0-                   1,200,000
  Max. Daily Sendout
   (MCF/Day)                                     200,000             -0-                     200,000

 Propane-Air
  Storage Capacity
   (Gallons)                                   1,980,000             -0-                   1,980,000
  Max. Daily Sendout
   (MCF/Day)                                      30,000             -0-                      30,000
  Distribution Main
   (Miles)                                         5,458             -0-                       5,458


In addition to the electric generating plants described above, Claimant owns 89,882 conductor miles of transmission and distribution lines including 825 conductor miles of 500,000 volts, 1,683 conductor miles of 220,000 volts, 656 conductor miles of 132,000 volts, 646 conductor miles of 66,000 volts, 48,779 conductor miles of 33,000, 13,000 and 4,000 volts, 37,276 conductor miles of 220-110 volts, and 16 conductor miles of street lighting line.

Claimant owns and operates 442 substations with a total installed capacity of 35,767,603 KVA in transformer equipment and 123,000 KW in 25 cycle frequency converter equipment.

The capacities used in this statement are nameplate ratings, except where limited by associated equipment or operating conditions, in which case the limited capacity is used.

Claimant's transmission lines which deliver or receive electric energy at the borders of Pennsylvania make five connections with Public Service Electric and Gas Company (New Jersey) at the Pennsylvania-New Jersey line: two near New Hope, Pennsylvania, one at Biles Island on the Delaware River near Morrisville, Pennsylvania, one is near Bristol, Pennsylvania and one is on the Pennsylvania Railroad Company bridge extending between Philadelphia, Pennsylvania and Camden, New Jersey. Claimant's lines also connect with those of Delmarva Power Company at the Pennsylvania-Delaware line at Naamans, Pennsylvania, near Claymont, Delaware. Connection is also made with the Atlantic Electric Company transmission line at the Pennsylvania-New Jersey state line in Chester, Pennsylvania. Two connections are made with the Baltimore Gas and Electric

Company transmission line at the Pennsylvania-Maryland state line, near Delta, Pennsylvania. Connection is made with Conowingo Power Company, a subsidiary of the Claimant, at the Pennsylvania-Maryland state line near Pleasant Grove, Pennsylvania. Connection also is made with Susquehanna Power Company, a subsidiary of the Claimant, at the Pennsylvania-Maryland state line near Goat Hill, Pennsylvania by the transmission lines which the Claimant leases from its subsidiary, PECO Energy Power Company. A line of PECO Energy Company connects with a line of Susquehanna Power Company at the Pennsylvania-Maryland state line near Slate Hill, Pennsylvania.

GAS PLANTS

Claimant owns and operates the following gate stations where natural gas is received from suppliers:

                                                                                                                PROPANE/
                                      TRANS-
                                      TEXAS EASTERN             CONTINENTAL                LNG                  AIR
STATION                               METER STATION             METER STATION              FACILITIES           FACILITIES
Buckingham                                  *
Tilghman St., Chester                       *                         *
West Conshohocken                           *                         *                       *                     *
Ivyland                                                               *
Oreland                                                               *
Pottstown                                                             *
East Greenville                             *
Kennett Square                                                        *
Coatesville                                                           *
Parkesburg                                                            *
U. S. Steel-Dolington                                                 *
Morrisville                                                           *
Cromby-Phoenixville                         *
Lukens-Conshohocken                         *
Corson-Plymouth Meeting                     *
Planebrook                                  *
Hatfield                                    *
Merck-Worcester                             *
Upper Providence                            *
Eddystone                                   *
Centerpoint                                 *


Claimant owns and operates a natural gas liquefaction and storage plant at West Conshohocken, Pennsylvania, having the following characteristics:

Gross Liquefaction Capacity:  6600 MCF/Day (Net 6000 MCF/Day after boiloff)
Design Sendout Capacity:      200,000 MCF/Day
LNG Tank Capacity:            1,200,000 MCF of Natural Gas

Claimant also owns and operates a propane air peak shaving facility at Chester, Pennsylvania, having the following characteristics:

Design Capacity:              30,000 MCF/Day Propane - Air
On Site LPG Capacity:         Twenty-two 90,000 gallon tanks

Claimant has contracts with Texas Eastern Transmission Corporation (TETCO), Transcontinental Gas Pipe Line Corporation (Transco), and storage services under Service Agreements and Tariffs on file with the FERC. Aggregate annual entitlements are approximately 55 million dekatherms for supply and 21.5 million dekatherms for storage.

                                                                 MAXIMUM                    MAXIMUM
SUPPLY                                      EXPIRATION           DAILY                      ANNUAL
Direct Produce                              3/01                 219,884dth(w)              57,101,987dth
                                                                 125,533dth(s)

                                                                 MAXIMUM
STORAGE                                     EXPIRATION           DAILY                      CAPACITY

CNB GSS Storage Service                     3/31/06               34,663 dth                 3,326,029 dth
Equitrans SS-3 Storage                      3/31/02               12,495                     1,306,250
Texas Eastern SS-1A                         4/30/00               43,601                     2,616,030
Texas Eastern SS-1B                         4/30/00               10,381                       726,670
Texas Eastern SS-1C                         4/30/00               12,419                     1,466,737
Transco GSS Storage                         3/31/92*              54,508                     2,794,365
Transco WSS Storage                         3/31/98               43,382                     3,687,492
Transco S-2 Storage                         Annual                31,142                     2,800,347
Panhandle Eastern                           3/01/15               30,511                     2,745,990
  FS Storage
                                                                 MAXIMUM
TRANSPORTATION                              EXPIRATION           DAILY                      USE

Equitrans STS                               3/31/02               12,495                    to SS-3
Storage
Texas Eastern FT-1                          10/31/99              35,000                    Firm
Transport
Texas Eastern CDS                           10/31/99              49,286                    Firm
Transport
Texas Eastern FTS-2                         3/31/02               13,486                    From SS-3
                                                                                               Storage
Texas Eastern FTS-7                         4/15/00               24,170                    From CNG GSS
                                                                                               Storage
Texas Eastern FTS-8                         4/30/15                9,850                    From CNG GSS
                                                                                               Storage
Transco FT                                  4/31/06              158,832                    Firm
Transport

Panhandle Eastern                           3/31/15               29,973                    From FS
  FT                                                                                        Storage


Panhandle Eastern                           10/31/15              29,973                    From FS
  FT1                                                                                       Storage

Panhandle Eastern                           10/31/15              29,973                    From FS
  LLFT                                                                                      Storage

*Initial contract term expired continuing subject to service agreement term and FERC Section 7 certification.

In addition to the pipeline services rendered under the above contracts, Claimant also purchases short-term spot supplies on a best efforts basis from various gas producers and gas marketing companies. During 1995, total natural gas throughput from all sources, including transportation of customer-owned gas delivered in the Commonwealth of Pennsylvania, was approximately 104.9 million dekatherms.

Claimant purchased no gas from its subsidiary, EPEC, during 1995.

The maximum one day sendout of Claimant for calendar year 1995 occurred on January 5 and amounted to 557,280,000 cubic feet of gas.

PECO ENERGY POWER COMPANY AND SUSQUEHANNA POWER COMPANY

PECO Energy Power Company and its subsidiary, Susquehanna Power Company, own the Conowingo Hydroelectric Project, which they constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. A new license was issued August 14, 1980 and will expire September 1, 2014. This expiration date is concurrent with the license for the Claimant's Muddy Run Pumped Storage Project. The common expiration date was based on FERC's desire to provide for concurrent future relicensing of both projects since they are contiguous and are coordinated in operation.

Susquehanna Power Company owns the dam, power plant and substations which are located at Conowingo, Maryland, on the Susquehanna River about four miles above tidewater, and also owns the portion of the pool and transmission lines in Maryland. PECO Energy Power Company owns the portion of the pool and transmission lines in Pennsylvania. These properties are operated under lease by the affiliated company as described under Item 1.

The dam is of solid concrete masonry construction and is approximately 4,650 feet in length, including the powerhouse, headworks, regulating gates, gate-controlled spillway and abutments. The power station has a total rated installed generating capacity of 512,000 kilowatts consisting of seven original hydro-electric generating units each rated at 36,000 kilowatts capacity, and four additional units installed in 1964 each rated at 65,000 kilowatts capacity. The total station capacity has been reduced to 410 MW in the summer season due to the water releases required by FERC. The reservoir extends upstream about 15 miles over land on which licensee subsidiaries of the Claimant have flowage rights where not owned in fee.

There are two transmission substations having a total rated capacity of 610,000 KVA. One, located on the roof of Conowingo Station, has a rated capacity of 560,000 KVA and steps up the energy generated at Conowingo Station from 13,200 volts to 230,000 volts for transmission to the electric lines of the Claimant. The other is a 13,200-33,000 volt substation with a rated capacity of 50,000 KVA, from which energy is supplied to Conowingo Power Company, an affiliate, and to the Claimant for distribution.

There are 63 circuit miles of 220,000 volt transmission lines and 29 circuit miles of 33,000 volt transmission lines. The 220,000 volt transmission lines consist of two single circuit lines supported on steel towers, of which 42 circuit miles, from the Conowingo plant to the Maryland-Pennsylvania state line, near Goat Hill, Pennsylvania, are owned by Susquehanna Power Company, and the balance of 21 circuit miles from the Maryland-Pennsylvania state line to a point at the boundary between West Nottingham and East Nottingham Townships in Pennsylvania are owned by PECO Energy Power Company. The 33,000 volt transmission lines are owned by Susquehanna Power Company.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                   KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY  INTERCOMPANY                               OTHER                           TOTAL
PECO Energy Co.                 298,006,730              48,087,732,003(a)                48,385,738,733
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.               1,351,067,332                  54,575,640                    1,405,642,972
Conowingo Power
   Co.                               37,641                 388,883,357                      388,920,998

Note: (a) - Reflects gross deliveries including 496,175,000
            kilowatthours accounted for under the purchased and interchange power account.

GAS SALES BY                  MCF OF GAS DISTRIBUTED AT RETAIL

PECO Energy Co.                       53,969,709

(B)- NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                      None

(C)- NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY  INTERCOMPANY                               OTHER                           TOTAL
PECO Energy Co.                 298,006,730               14,482,688,420(a)                 14,780,695,150
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.               1,351,067,332                   54,575,640                   1,405,642,972
Conowingo Power
   Co.                               37,641                        4,245                          41,886

Note: (a) - PECO Energy Company also had a delivery of 496,175,000 kilowatthours of energy to the Pennsylvania-New Jersey-Maryland Interconnection, some portion of which was sold at state lines, but the amount so sold cannot be determined. This energy is accounted for under the purchased and interchange power account.

GAS SALES BY                       MCF OF GAS DISTRIBUTED AT WHOLESALE

PECO Energy Co.                                 None


(D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   KWH PURCHASED AT STATE LINE
ELECTRIC
PURCHASES BY                  INTERCOMPANY                    OTHER                           TOTAL
PECO Energy Co.               1,293,453,011               2,000,000,000(a)*                3,284,581,569
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.                      -                           -                               -
Conowingo Power
   Co.                          240,323,812                      -                           240,323,812

* Estimated
Note: (a) - PECO Energy Company also received 13,181,000,000 kilowatthours of energy from the Pennsylvania-New Jersey-Maryland Interconnection, a portion of which was purchased at state lines, but the amount purchased cannot be determined. This energy is accounted for under the purchased and interchange power account.

GAS PURCHASED BY                   MMCF OF GAS PURCHASED AT STATE LINE

PECO Energy Co.                               52,969,709

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                                      None

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

                                      None

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                                      None

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                                      None

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                                      None

                                    EXHIBITS

Exhibit A -    Consolidated statement of income and surplus of Claimant and its subsidiary companies for the calendar year 1994, together with a consolidated balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B -    Financial Data Schedule.

Exhibit C -    Not Applicable.

        *****************************************************************

                                    EXHIBITS


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.



                                         PECO Energy Company
                                         2301 Market Street
                                         Philadelphia, PA  19103


                                         /s/ J. Barry Mitchell
                                         ----------------------------------
                                           Vice President - Finance
                                                 and Treasurer



CORPORATE SEAL


Attest:


       /s/ K. K. Dodd
-----------------------------
     Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




J. Barry Mitchell         Vice President - Finance and Treasurer
------------------------------------------------------------------
      (Name)                         (Title)



                               PECO Energy Company
             2301 Market Street, PO Box 8699, Philadelphia, PA 19101
        ----------------------------------------------------------------
                                (Mailing Address)